August 5, 2008

D. Kirk McAllaster, Jr., Executive Vice President
Cole Credit Property Trust II, Inc.
2555 East Camelback Road
Suite 400
Phoenix, AZ 85016

> Re: Cole Credit Property Trust II, Inc.
>   Post-Effective Amendment to Registration Statement on Form S-11
>   File No. 333-149290
>   Filed on July 29, 2008

Dear Mr. McAllaster:

This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

Supplement

1. Please revise your description of the status of the offering to disclose the termination date of the offering.

2. Please disclose the average base rent per square foot of your portfolio.

3. Please disclose your property net operating income or an alternative measure of property cash flows for the quarter ended March 31, 2008 and the year ended December 31, 2007.

4. In the "Compensation Paid…" section on page 14 of the supplement, please disclose the aggregate amount of accrued but unpaid fees owed to the sponsor and its affiliates as of March 31, 2008, if any.

5. Please disclose the weighted average interest rate of your mortgage notes receivable portfolio.

* * * *

As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Heath Linsky, Esq. (*via facsimile*)
       Morris, Manning & Martin LLP